SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.  Press Release: Daimler to become new key shareholder in Tognum

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the subprime crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

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Contact:	Telephone:
Hartmut Schick	+49 (0)711 17 41341	Press Information
Thomas Fröhlich	+49 (0)711 17 41361
Date:
April 30, 2008

Daimler to become new key shareholder in Tognum

•    Daimler AG to acquire 22.3% equity interest from EQT

•    Daimler to participate in growth potential: protection of long-term supply relations between Daimler and Tognum

•    Blocking minority stake targeted

Stuttgart - Daimler AG aims to acquire EQT’s 22.3% equity interest in Tognum AG and has entered into an agreement in this matter. The proposal on this matter has been approved by the Supervisory Board of Daimler AG today. Thanks to the optimized shareholder structure and the initial public offering in 2007, Tognum AG has become a globally leading producer of off-highway engines with above-average operating margins. As EQT indicated its willingness to sell its stake in Tognum, Daimler will now be able to protect its long-term supply relations with Tognum by taking over this equity interest.

The price per share is €20.00. On this basis, the purchase price would be approximately €585 million, making Daimler the largest shareholder in Tognum.

Daimler has also arranged to acquire an additional nearly 1% of the shares in Tognum.

Daimler Communications, 70546 Stuttgart, Germany

In the short to medium term, Daimler aims to acquire a blocking minority stake in Tognum. As a consequence of the equity interest, Daimler will appoint two of the members of the Supervisory Board of Tognum in the future.

The former Daimler AG disposed of its off-highway activities at the end of 2005 because the company then faced numerous operational challenges and was about to consolidate its operations. This led to a focus on the core business, and Daimler therefore did not want to make the substantial investment required to improve Tognum’s competitiveness.

Daimler and Tognum continued their traditionally intensive cooperation also after the sale of Tognum. For example, the Mercedes-Benz plant in Mannheim supplied more than 17,000 diesel engines and the Detroit Diesel Corporation plant in Detroit more than 5,000 diesel engines to Tognum in 2007. They are used for example in agricultural machinery, industrial applications such as cranes, pumps or snow cats, marine applications, as well as in power generation systems. In particular, volumes in the fast-growing worldwide industrial-agricultural market are to be further expanded in the future, thus also making a contribution to the long-term supply with engines from Daimler.

Tognum generates annual revenue of more than €300 million from sales of engines from Daimler and an additional €160 million from sales of drive shafts to Daimler.

Furthermore, Daimler and Tognum are currently discussing the possible future supply of Daimler’s new and technologically leading medium-duty engine generation (MDEG) in the power segment below MTU’s future new engine Series 1600.

Daimler Communications, 70546 Stuttgart, Germany

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Tognum today is one of the world’s leading suppliers of off-highway engines whose profitability could be improved significantly in recent years. In 2007, revenue increased by 12% compared with the prior year to €2.8 billion and adjusted EBIT rose by 26% to €390 million. Adjusted return on sales increased to more than 14% in 2007.

The transaction is to be completed in the third quarter of 2008 at the latest, after receiving the approval of antitrust and other authorities.

Further information on Daimler is available on the Internet: www.media.daimler.com

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of commercial vehicles in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2007, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €99.4 billion and EBIT amounted to €8.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-

Daimler Communications, 70546 Stuttgart, Germany

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looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; the effects of the subprime crisis which could result in a weaker demand for our products particularly in the U.S. but as well in the European market; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Daimler Communications, 70546 Stuttgart, Germany

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: April 30, 2008